November 13, 2024

Isabel Marin Vargas
Director
Mercalot Inc.
C/ de l   Illa Formentera, 54, Quatre Carreres
46026 Valencia, Spain

        Re: Mercalot Inc.
            Amendment No. 2 to Registration Statement on Form S-1
            Filed November 4, 2024
            File No. 333-281804
Dear Isabel Marin Vargas:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 31, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1
Dilution, page 17

1. We note your response to prior comment 1 and your revised disclosure. Please update your calculations using amounts as of September 30, 2024, the latest balance sheet date presented.
 November 13, 2024
Page 2

       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services